EXHIBIT 99.1

Genfit: GENFIT: Dr. Carol L. Addy Joins as Chief Medical Officer

GENFIT: Dr. Carol L. Addy Joins as Chief Medical Officer

Lille (France), Cambridge (Massachusetts, United States), September 9, 2019 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases, today announced that Dr. Carol L. Addy has joined the Company as Chief Medical Officer.

Dr. Addy, who is based in the Cambridge, M.A. office, will drive the medical strategy of the Company, including clinical development and medical affairs.

She brings with her over 20 years of experience in the healthcare space, and over 10 years leading clinical development teams in the pharmaceutical industry, supporting early and late-stage investigation of novel drugs and creating innovative solutions for the life-cycle management of approved therapies in obesity and diabetes. Dr. Addy is ideally positioned to actively contribute to GENFIT’s growth, on a global scale. An endocrinologist by training, she has a comprehensive understanding of the holistic clinical management of metabolic and chronic diseases associated with obesity.

Prior to joining GENFIT, Carol held various leadership roles, including most recently, Chief Medical Officer at Health Management Resources, a subsidiary of Merck & Co., and as Associate Director, Director and Senior Principal Scientist at Merck Research Laboratories. In addition to an M.D. degree, she holds a Masters of Medical Science from Harvard Medical School, Boston, MA, and has also been an endocrinology consultant for MIT Medical, Cambridge, MA.

Dr. Carol L. Addy, MD, Chief Medical Officer of GENFIT, commented: “I’m thrilled to be joining GENFIT at this exciting time for the company. There is significant unmet medical need in NASH, and elafibranor could become one of the first drugs to be approved in this indication. I am looking forward to helping bring this therapeutic option to patients with NASH, and GENFIT’s forward-looking approach to NASH diagnosis, with NIS4, is also a potential game changer for the whole field and is surely the right way to go if we want to facilitate the identification of patients with NASH.”

Pascal Prigent, CEO of GENFIT (effective on September 16, 2019), added: “Having Carol on board is great news. She brings not only significant leadership experience but also a deep understanding of the complex dynamics driving metabolic diseases such as NASH.”

Dr. Addy’s contribution as CMO will be invaluable as GENFIT pivots to a commercial organization and pursues its ambitious clinical development program, as shown below with updated expected catalysts and timelines:

Adult NASH	Phase 3: Last patient last biopsy Q4 2019; Interim results Q1 2020
PBC	Phase 3: Trial initiation Q1 2020
Pediatric NASH	Phase 2: Enrolling
NAFL	Phase 2 POC: Enrolling
NASH Combinations	Phase 2 POC: Trial initiation Q1 2020
NASH Fibrosis (NTZ)	Phase 2: Results Mid-2020
NASH Diagnosis (NIS4)	Commercialization by central lab (LabCorp) Q4 2019

ABOUT ELAFIBRANOR

Elafibranor is GENFIT’s lead pipeline product candidate. Elafibranor is an oral, once-daily, first-in-class drug acting via dual peroxisome proliferator-activated alpha/delta pathways developed to treat, in particular, nonalcoholic steatohepatitis (NASH), for which it has been granted Fast Track Designation. GENFIT believes, based on clinical results to date, that elafibranor has the potential to address multiple facets of NASH, including inflammation, insulin sensitivity, lipid/metabolic profile, and liver markers. Phase 2 clinical trial results have also shown that elafibranor may be an effective treatment for PBC, a severe liver disease. Elafibranor was granted a Breakthrough Therapy Designation in this indication.

ABOUT NASH

“NASH” is a liver disease characterized by an accumulation of fat (lipid droplets), along with inflammation and degeneration of hepatocytes. The disease is associated with long term risk of progression to cirrhosis, a state where liver function is diminished, leading to liver insufficiency, and also progression to liver cancer.

ABOUT RESOLVE-IT

RESOLVE-IT is a phase 3 study evaluating the efficacy and safety of elafibranor 120mg versus placebo in patients with nonalcoholic steatohepatitis (NASH) and fibrosis. It is a multicenter, randomized, double-blind, placebo-controlled study with 2 arms. It is conducted under Subpart H (FDA) and conditional approval (EMA). Treatment duration until interim analysis for accelerated approval is 72 weeks.

ABOUT PBC

“PBC” is a chronic disease in which bile ducts in the liver are gradually destroyed. The damage to bile ducts can inhibit the liver’s ability to rid the body of toxins, and can lead to scarring of liver tissue known as cirrhosis. Elafibranor has shown promising results for the treatment of PBC in a Phase 2 clinical trial, and was granted the Breakthrough Therapy Designation by the FDA in this indication.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial in PBC later this year following its positive Phase 2 results. As part of GENFIT’s comprehensive approach to clinical management of NASH patients, the company is also developing a new, non-invasive and easy-to-access blood-based in vitro diagnostic test to identify patients with NASH who may be appropriate candidates for drug therapy. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 160 employees. GENFIT is a public company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to Genfit, including statements regarding the potential commercialization of elafibranor in NASH and its ability to become one of the first drugs approved in NASH, the potential impact of the NIS4 diagnostic test on the NASH market, GENFIT’s future corporate growth, as well as expected timelines for GENFIT’s clinical development programs, including the publication of interim results in the Phase 3 RESOLVE-IT trial. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2018 Registration Document filed with the AMF on February 27, 2019 under n° D.19-0078, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated March 26, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

  GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

Attachment

  2019.09.09 - PR - CMO Carol L. Addy (https://ml-eu.globenewswire.com/Resource/Download/172490c9-9ec0-4b26-8bb7-b7f8fddd5fad)